

April 24, 2013

<u>Via E-mail</u>
Jeffry Sterba
President and Chief Executive Officer
American Water Works Company, Inc.
1025 Laurel Oak Road
Voorhees, New Jersey 08043

      Re: **American Water Works Company, Inc.**
                  Form 10-K for the Fiscal Year Ended December 31, 2012
                  Filed March 1, 2013
                  Definitive Proxy Statement on Schedule 14A
                  Filed March 28, 2013
                  File No. 1-34028

Dear Mr. Sterba:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for the Fiscal Year Ended December 31, 2012</u>

<u>Item 6. Selected Financial Data, page 40</u>

1. You disclose on pages 71 and 102 that you accelerated the payment of a dividend that would have historically been paid in March 2013 to December 2012 to take advantage of the existing 2012 tax rates. Instruction 2 of Item 301 of Regulation S-K requires a cross-reference to or discussion of factors that materially affect the comparability of the information reflected in selected financial data. It appears the modification of the timing of dividend payments materially affects the comparability of dividend related data you present on page 41. Similarly, revise your disclosure to include a cross-reference to or discussion of any other factors that you believe materially affected the comparability of

any other information reflected in selected financial data, such as business combinations or dispositions of business operations.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 42

Segment Results of Operations, page 49

Regulated Businesses Segment, page 50

Comparison of Results of Operations for the Years Ended December 31, 2012 and 2011, page 51

2. We note your disclosure on page 48 that the decrease in other income (expenses) is attributable in part to an increase in the allowance for funds used during construction ("AFUDC") resulting from increased construction activity. On page 98, you disclose that construction work in progress ("CWIP") was $460,529 thousand and $349,496 thousand at December 31, 2011, and 2012, respectively. With a view toward enhanced disclosure, please tell us whether there was a change in AFUDC equity or debt rates, what the change in rates was, and how the change impacted the recorded balance.

3. You disclose on page 55 that the 40.2% increase in the uncollectible accounts expense was mainly the result of a refinement to your allowance for uncollectible calculation based on more detailed data trends which were derived in conjunction with the development of your new customer information system. Please address the following:

   • Tell us how you perform your calculation of your allowance for uncollectible accounts. Describe what the more detailed data trends were, how they impacted your calculation, and why the previous data you utilized in determining your allowance did not allow you to observe these trends.

   • Explain to us how you determined whether this significant increase was a change in estimate as opposed to an accounting error.

   • If applicable, describe any regulatory implications of this change, such as whether amounts recorded as bad debt expense are recoverable through rates.

Item 8. Financial Statements and Supplementary Data, page 83

Consolidated Balance Sheets, page 85

4. We note your presentation of contributions in aid of construction ("CIAC") on the face of your consolidated balance sheets as well as your related disclosure on page 92. You state, in part, that when advances are no longer refundable, they are reclassified to CIAC, and CIAC are permanent collections of plant assets or cash for a particular construction

project. You also state that for ratemaking purposes, these contributions generally serve as rate base reductions as they are non-investor supplied funds. Finally, you state that generally, you depreciated utility plant funded by contributions and amortize its contributions as a reduction to depreciation expense, which produces a result that is functionally equivalent to reducing the original cost of the utility plant for the contributions. Please address the following:

- Explain to us and disclose how these contributions, refunds, and the expenditures you make toward property, plant and equipment ("PP&E") are reflected on your consolidated statements of cash flows and the GAAP basis for such presentation.

- Tell us whether the amount of net capital expenditures you disclose on pages 64 and 65 include funds that were contributed to you in addition to investor supplied funds. If they are included, then tell us and disclose the amount. If applicable, tell us what consideration was given to separately disclosing the amounts which were excluded from rate base.

- Explain to us the GAAP basis for recording contributed amounts as assets and the CIAC amounts as a liability citing any relevant accounting literature. In your response, please tell us whether there is any possible scenario in which the property asset could be converted back into cash or potentially refundable to the party that provided the original funds. Please also advise how such assets represent future economic benefits you expect to receive from a cash flow basis. Lastly, tell us if there are any industry peers netting the retained contributions against the related plant balance similar to other regulated industries.

- Tell us if the contributed amounts are classified within restricted funds during the period they have not been spent. If not, explain your basis for unrestricted classification.

- Please tell us the amount of gross and net PP&E that was funded by CIAC as of December 31, 2012 and 2011. Additionally, please tell us what consideration was given to disaggregating your recorded PP&E balance within your footnotes and MD&A on a supplemental basis to illustrate amounts excluded from rate base.

- Please discuss the extent to which your accounting policy is impacted by regulatory requirements and whether such requirements are consistent across the jurisdictions your regulated subsidiaries serve. If the requirements are not consistent across jurisdictions, then tell us how you considered this in determining your one accounting policy for all CIAC.

- We note that you have presented the CIAC line item outside of the subtotal of total regulatory and other long-term liabilities. Please explain the basis for your presentation.

Note 3. Acquisitions and Divestitures, page 95

5. Please summarize for us and disclose how the fiscal 2012 income tax provision of $7.8 million was calculated. In this regard, we note you recorded a pre-tax loss as it relates to your discontinued operations.

Exhibit Index, page 141

6. Please file complete copies of material agreements, including all exhibits, schedules and attachments. Please refer to Item 601(b)(10) of Regulation S-K. In this regard, we note that you have not included all of the schedules and/or exhibits to Exhibit 10.1, which is incorporated by reference to Exhibit 99.1 to your Form 8-K filed October 31, 2012. Please note that this comment applies to all exhibits filed pursuant to Item 601(b)(10) of Regulation S-K.

Definitive Proxy Statement on Schedule 14A

Compensation Discussion and Analysis, page 24

Determination of Individual AIP Awards for NEOs, page 32

7. We note your disclosure on page 33 that the board "assessed Mr. Sterba's performance as 'exceeding expectations' and awarded him an AIP payment of $970,500." Please revise your disclosure to explain the way in which the board's evaluation of Mr. Sterba as "exceeding expectations" resulted in an AIP payment of $970,500. Please refer to Item 402(b)(1)(v) of Regulation S-K. In doing so, please discuss the way(s) in which the Corporate Multiplier informed the board's decision with respect to Mr. Sterba's AIP payment. Please also discuss generally the impact of the Corporate Multiplier on the awards granted under the company's annual incentive program, including the amount by which awards can be adjusted to account for the individual performance factors referred to in this section. Finally, please discuss the reason(s) that the board determined that Mr. Sterba had "exceeded expectations." We may have further comment upon reviewing your response.

8. We note your disclosure on page 33 regarding the structure of Mr. Lynch's award. Please disclose the way in which you determined that "[t]he performance of regulated operations resulted in achievement equal to 130.6% of target performance." In doing so, please disclose the targets applicable to any of the enumerated goals and the resulting performance related to any such target. Please refer to Item 402(b)(1)(v) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jarrett Torno, Staff Accountant, at (202) 551-3703 or Robert Babula, Staff Accountant, at (202) 551-3339 if you have questions regarding comments on the financial statements and related matters. Please contact Lisa Kohl, Staff Attorney, at (202) 551-3252 or Lilyanna Peyser, Special Counsel, at (202) 551-3222 if you have questions regarding any other comments. You may contact me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Andrew D. Mew

Andrew D. Mew
Accounting Branch Chief